Exhibit 99.2

Emerald Health Therapeutics Applauds Government of Canada for Proposing

Amendment to Cannabis Excise Tax in Federal Budget

VANCOUVER, British Columbia, March 20, 2019 (GLOBE NEWSWIRE) — Emerald Health Therapeutics, Inc. (“Emerald” or the “Company”) (TSXV: EMH; OTCQX: EMHTF) applauds the Government of Canada for proposing to amend the excise tax calculation for cannabis in the federal budget announced yesterday.

The implementation of the proposed revision announced in the federal budget would result in the calculation of the excise duty of ingestible cannabis and hemp products being based on the quantity of THC in the products, as opposed to the current tax set in relation to the product volume. Certain low-THC products would also be subject to lower excise duties, which would provide additional tax relief for cannabis products typically used by individuals for medical purposes. If implemented, the proposed changes are expected to come into effect on May 1, 2019. Emerald believes that these revisions are likely to improve its profit margins on the products it intends to produce from its contracts to acquire harvested hemp. As previously announced, Emerald has entered into contracts to purchase 500 acres of harvested hemp (which contains very low levels of THC) in 2018 and up to 1000 acres of harvested hemp per annum from 2019 to 2022.

“We believe that the federal government’s recommendation to revise the cannabis excise tax will reduce taxes on the low-THC products Emerald intends to produce from its contracted hemp harvest for medical use,” stated Dr. Avtar Dhillon, President and Executive Chairman of Emerald. “We expect that this proposed revision to the excise tax calculation will enhance our opportunity to utilize our purchased hemp in an economically viable way as feedstock for new cannabinoid-containing ingestible products.”

Emerald previously announced partnerships with industry leaders in extraction and technology to enhance biological activity, its filing of patent applications, and its goal to produce value-added cannabinoid-based products that provide consumers with consistent product characteristics. Emerald has already produced various high-CBD products and management believes it is well-positioned to produce additional high-CBD, low-THC value-added products from both cannabis and hemp.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. (TSXV: EMH; OTCQX: EMHTF) is a Canadian licensed producer of medical and adult use cannabis. It’s Pure Sunfarms 50% joint venture owns and operates a sophisticated 1.1 million square foot greenhouse cultivating high quality, low cost cannabis in the Lower Mainland. Its wholly owned subsidiary. Verdélite Sciences Inc. is in the process of completing a 75,000 square feet indoor facility near Montreal, Quebec. Both facilities are rapidly expanding their commercial production. Emerald has also secured approximately 500 acres of hemp harvest in 2018 and has contracted for approximately 1000 acres per annum from 2019 to 2022 with the goal of extracting low-cost cannabidiol. Emerald’s team is highly experienced in life sciences, product development, and large-scale agri- business and is focused on developing proprietary, value-added cannabis products for medical and adult-use customers. Emerald is part of the Emerald Health group, which is broadly focused on developing pharmaceutical, botanical, and nutraceutical products that may provide wellness and medical benefits by interacting with the human body’s endocannabinoid system.

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer (800) 757 3536 Ext. 5

Investor Relations (800) 757 3536 Ext.#5

invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include augmentation of capabilities; build out of the Verdalite facility; production capacity of various facilities; and receipt of hemp deliveries.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counterparties to perform contractual obligations as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.